Exhibit 2.1

PURCHASE AND SALE

AGREEMENT

BY AND AMONG

REVEL HOLDING, LLC

REVEL ACQUISITION, LLC

AND

KEVIN G. DESANCTIS

SIGNING DOCUMENTS

January 24, 2011

DOCUMENT INDEX

TAB

I. PURCHASE AND SALE AGREEMENT

Purchase and Sale Agreement, by and among Revel Holding, LLC, Revel Acquisition, LLC and Kevin G. DeSanctis (to the limited extent set forth herein), dated as of January 24, 2011	1

Exhibit A – [Reserved]

Exhibit B – Limited Guaranty	2

Exhibit C – Seller CA	3

Annex A – Contracts known by Purchaser	4

Seller Disclosure Schedule	5

Commitment Letter	6

Key Terms Regarding Use of ERGG Proceeds	7

Exhibit A – New Jersey Economic Development Authority Proposal for EERG Grant to Revel	8

Exhibit B – ERGG Project Cost vs. Investor Presentation Reconciliation, Project Costs, Estimated Project Income Statement – Phase I, Estimated Annual State and Local Taxes and Fees	9

Exhibit C – Available Incentive Grants – Phase I, Available Incentive Grants – Phases I and II cumulative, Available Incentive Grants – Phases I, II and III cumulative	10

PURCHASE AND SALE AGREEMENT

by and among

REVEL HOLDING, LLC,

REVEL ACQUISITION, LLC

and

KEVIN G. DESANCTIS (to the limited extent set forth herein)

dated as of January 24, 2011

- i -

- ii -

- iii -

EXHIBITS

Exhibit A	[Reserved]
Exhibit B	Limited Guaranty
Exhibit C	Seller CA

ANNEXES

Annex A	Contracts known by Purchaser

- iv -

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of January 24, 2011 (this “Agreement”), is by and among Revel Holding, LLC, a Delaware limited liability company (“Seller”), Revel Acquisition, LLC, a Delaware limited liability company (“Purchaser”), and, with respect to Section 5.4, Section 5.6, Article VI Article IX and Section 10.13 only, Kevin G. DeSanctis, an individual (“DeSanctis”).

WHEREAS, Seller owns all of the issued and outstanding limited liability company interests (collectively, the “Interests”), of Revel Entertainment Group, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, the Company directly owns all of the issued and outstanding limited liability company interests (collectively, the “Revel AC Interests”), of Revel Atlantic City, LLC, a New Jersey limited liability company (“Revel Atlantic City”);

WHEREAS, each of the Company, Revel Atlantic City, NB Acquisition (as defined herein) and Revel Entertainment (as defined herein) is disregarded as an entity separate from its owner, pursuant to Treasury Regulation Section 301.7701-3;

WHEREAS, Seller desires to cause the Company to sell to Purchaser, and Purchaser desires to purchase from the Company, all of the Revel AC Interests;

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, all of the Interests; and

WHEREAS, concurrently with the execution of this Agreement, Purchaser is commencing its marketing efforts to obtain the Financing Commitments (as defined herein).

NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Definitions. The following terms, as used in this Agreement, shall have the following meanings:

“AC Agreements” means, collectively, the Completion Guaranty, the MS Financing Commitment, the Support Letters, the Redevelopment Agreement, the ACHA Contract and the CRDA Agreements.

“AC Authorities” means, collectively, the City of Atlantic City, the City Council of the City of Atlantic City, the Housing Authority and Urban Redevelopment Agency of the City of Atlantic City, the CRDA and the other agencies indicated in the Seller Disclosure Schedule.

“AC Release” means a release or releases duly executed by the AC Authorities and effective upon and as of the Closing Date, in form and substance reasonably acceptable to Seller, fully and irrevocably acquitting, releasing and discharging Seller and its Affiliates and its and their Representatives for, from and against any Liability arising out of or resulting from the Project or the AC Agreements, including any obligation that might be owed to the AC Authorities to complete the Project or to provide funds for the Project or other improvements in connection with the Project.

“ACHA Contract” means that certain Contract for Sale of Land for Private Redevelopment, dated November 30, 2004, between the Housing Authority and Urban Redevelopment Agency of the City of Atlantic City, the City of Atlantic City, the City Council of the City of Atlantic City and Revel Atlantic City, as successor in interest to North Beach Holdings, LLC, as amended from time to time.

“Action” means any civil, criminal or administrative claim, action, suit, proceeding, arbitration or investigation by or before any Governmental Authority or any other Person acting on behalf of a Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with that Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) shall mean the ownership or control of securities possessing more than fifty percent (50%) of the voting power of all outstanding voting securities of an entity or the power to otherwise direct or cause the direction of the management and policies of the entity, whether through the ownership of voting stock or similar rights. Notwithstanding anything to the contrary herein, DeSanctis and the other holders of Class B Membership Interests in the Seller shall not be deemed to be Affiliates of Seller.

“Amended Revel LLC Agreement” means an amended and restated limited liability company agreement of the Company that duly reflects the Purchase and imposes no obligations on Seller or any of its Affiliates.

“Assignment and Assumption Agreement” means an agreement, in a form mutually acceptable to Purchaser and the Seller and the appropriate Affiliates thereof, pursuant to which Purchaser, the Company, or one of the Company Subsidiaries assumes the Assumed Contracts effective as of the Closing.

“Assumed Contracts” means each of the Contracts identified on Section 1.1(a) of the Seller Disclosure Schedule.

“Business Day” means a day ending at 11:59 p.m. (Eastern Time), other than a Saturday, a Sunday or other day on which commercial banks in The City of New York are authorized or required by Law or executive order to close.

“Class B Limited Guaranty” means that certain limited guaranty entered into as of September 22, 2010 by Morgan Stanley and certain individuals listed as signatories thereto in connection with the Class B PSA, which Class B Limited Guaranty remains in full force and effect as of the date hereof.

“Class B PSA” means that certain Membership Interest Purchase and Sale Agreement, dated as of September 22, 2010, by and between Ventura Opportunities and certain individuals listed as signatories thereto, which Class B PSA remains in full force and effect as of the date hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Books and Records” means all books, records, ledgers, reports, plans, documents, data, information, correspondence and files related to the conduct of the businesses of the Company and the Company Subsidiaries in paper, electronic or other forms that are maintained by the Company or any of the Company Subsidiaries.

“Company Intellectual Property” means all intellectual property owned by the Seller, the Company or any of the Company Subsidiaries including without limitation the trademarks (whether registered or unregistered), service marks, Internet domain names, trade dress, trade names, service names, brand names, brands, logos and other identifiers of source or goodwill, and any and all goodwill associated with or symbolized by any of the foregoing. For the avoidance of doubt, the foregoing shall include any and all registered and unregistered trademarks for REVEL, REVEL ENTERTAINMENT and REVEL ENTERTAINMENT GROUP and any and all rights to commercial uses thereof.

“Company Real Property” means all real property owned by the Company or any of the Company Subsidiaries or leased or subleased to the Company or any of the Company Subsidiaries as tenant or subtenant.

“Company Subsidiaries” means, collectively, Revel Entertainment, NB Acquisition and Revel Atlantic City, and each of the foregoing entities is referred to herein individually as a “Company Subsidiary.”

“Completion Guaranty” means that certain Completion Guaranty, dated as of May 3, 2006, by Ventura Opportunities in favor of the Housing Authority and Urban Redevelopment Agency of the City of Atlantic City, as amended from time to time.

“Contract” means any contract, agreement, license, note, mortgage, indenture, commitment or other binding agreement, whether written or oral.

“CRDA” means the Casino Reinvestment Development Authority of the State of New Jersey.

“CRDA Agreements” means, collectively, (i) the South Inlet Transportation Improvement Project Donation Agreement, dated August 5, 2009, between Revel Entertainment and the CRDA, (ii) the Declaration of Covenants and Restrictions, dated December 4, 2009 by Revel Atlantic City, (iii) the Securities Purchase Contract, dated August 5, 2009, between Revel Entertainment and the CRDA, (iv) the South Inlet Transportation Improvement Project Donation Agreement Credit Agreement, dated

August 5, 2009 between Revel Entertainment and the CRDA, (v) (Entertainment-Retail District) Project Grant Agreement, dated as of December 18, 2007, between Revel Entertainment and the CRDA, (vi) Entertainment-Retail District Project Donation and Credit Agreement, dated as of December 18, 2007, between Revel Entertainment and the CRDA, each as amended from time to time and (vii) SITI Project and Housing Fund Preliminary Agreement, dated May 7, 2008, between Revel Entertainment and the CRDA.

“Current Revel LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of November 30, 2007.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Taxes” means, without duplication, any liability for (a) Taxes imposed on, or payable by, any member of the Morgan Stanley Group other than the Company and the Company Subsidiaries, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous state or local law or regulation, in each case that are required to be included in any consolidated, combined or unitary Tax Return of the Morgan Stanley Group, (b) Non-Income Taxes imposed on, or payable by, the Seller for any Post-Closing Tax Period, and (c) Income Taxes imposed on, or payable by, the Seller.

“Final Tax Determination” means (a) a closing agreement, settlement agreement or similar agreement settling a Tax proceeding, or (b) a final non-appealable order or judgment rendered by a court of competent jurisdiction concluding a Tax proceeding.

“Fund” means fund, contribute, escrow, pay or lend to or on behalf of the Company and the Company Subsidiaries, and “Funded” has a correlative meaning.

“GAAP” means the United States generally accepted accounting principles.

“Gaming Authorities” means the New Jersey Casino Control Commission and/or any other Governmental Authorities possessing and exercising jurisdiction over the Company, any member of Company, any of their respective Affiliates or constituent owners, or any officers, directors, partners, members or managers of any of the foregoing, with respect to gaming activities.

“Governmental Authorities” means any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality of the United States of America or any state thereof, or any government or governmental, supranational or state agency or regulatory body of any foreign country, including Gaming Authorities.

“Governmental Authorizations” means any license, permit, certificate, approval, consent, registration, variance, exemption or other authorization issued by or obtained from a Governmental Authority.

“Governmental Order” means any order, writ, judgment, injunction, subpoena, indictment, decree, stipulation, determination or award entered by or with a Governmental Authority.

“Income Taxes” means any Taxes measured by or imposed on net income.

“Indebtedness” means (a) liabilities for borrowed money, whether secured or unsecured, and obligations evidenced by bonds, debentures, notes or similar debt instruments, (b) liabilities for deferred purchase price of any property, (c) liabilities in respect of any lease of (or other arrangements conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases, and (d) liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in the foregoing clause (a), (b) or (c) to the extent of the obligation secured.

“Indemnified Party” means any Seller Indemnified Party or any Purchaser Indemnified Party, as the context requires.

“Indemnifying Party” means any Seller Indemnifying Party or any Purchaser Indemnifying Party, as the context requires.

“Intercompany Indebtedness” means all Indebtedness described on Section 1.1(b) of the Seller Disclosure Schedule (which sets forth the amount of such Indebtedness, the party that owes such Indebtedness and the party that such Indebtedness is owed to), owed by, or to, the Company or any of the Company Subsidiaries, on the one hand, to, or by, Seller or any of its Affiliates (other than the Company and the Company Subsidiaries), on the other hand.

“IRS” means the United States Internal Revenue Service.

“Knowledge” (including the correlative term “Known”) means the actual knowledge, after reasonable due inquiry of internal records and existing employees and consultants, of (a) with respect to Seller, any Person listed in Section 1.1(c) of the Seller Disclosure Schedule, and (b) with respect to Purchaser, DeSanctis and each of the other executive officers of the Company and Purchaser.

“Law” means any means applicable statutes, common laws, rules, ordinances, regulations, codes, licensing requirements, orders, judgments, injunctions, writs, decrees, licenses, governmental guidelines or interpretations having the force of law, permits, rules and bylaws, in each case, of a Governmental Authority.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed.

“Lien” means any lien, pledge, charge, encumbrance, security interest, mortgage, easement, hypothecation, levy, deed of trust, right of first refusal, or other real estate declaration, covenant, condition, restriction or servitude or other restriction on transfers of any asset or property.

“Limited Guaranty” means the limited guaranty, in the form attached to this Agreement as Exhibit B, entered into as of the date hereof.

“Losses” means losses, damages, claims, fees, fines, costs and expenses, interest, awards, settlements, Liabilities, recourses, judgments and penalties (including reasonable attorneys’ fees).

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (i) is material and adverse to the Company and the Company Subsidiaries, taken as a whole, or the Project, provided, however, that no change, effect, event, occurrence, state of facts or development to the extent resulting from any of the following shall constitute or be deemed to constitute a “Material Adverse Effect” for purposes of this clause (i): (A) the announcement or court approval of this Agreement, (B) any matters relating to the construction or funding of the Project or improvements under the CRDA Agreements, including the status or schedule thereof, or any action by any AC Authority or other Governmental Authority in connection with the Project (including the matters set forth in the Seller Disclosure Schedule), (C) the existing condition of the Company Real Property, (D) normal deterioration, wear and tear of the Project or any related property, (E) increases in energy, electricity, natural gas, oil, steel, aluminum or other raw materials or operating or transportation costs, (F) existing economic conditions, both nationally and in the locale of the Project, (G) the condition of the financial, banking or securities markets generally (including any disruption thereof or any decline in the price of securities or availability of credit generally or any market or index), (H) the breach by Purchaser of Section 5.2 and (I) any action taken by Purchaser with respect to Governmental Authorities unless such action is expressly required by this Agreement or such action was taken with the prior written approval of Seller, or (ii) prevents or materially impairs the ability of Seller to consummate the Purchase or the other transactions contemplated by this Agreement.

“Morgan Stanley” means Morgan Stanley, a Delaware corporation.

“Morgan Stanley Group” means the affiliated group (within the meaning of Code Section 1504 or any similar group defined under a similar provision of state, local, or non-U.S. law) of which Morgan Stanley is the common parent.

“MS Financing Commitment” means that certain letter, dated May 3, 2006, from Ventura Holdings, f/k/a MS Gaming Holdings, Inc., to Ventura AC, f/k/a MS Atlantic City, LLC, as amended from time to time.

“MSSF Pledges” means, collectively, that certain (i) First Lien Pledge Agreement, dated as of December 21, 2007, as amended by that First Amendment to First Lien Pledge Agreement, dated April 2, 2008, (ii) Second Lien Pledge Agreement, dated as of December 21, 2007, as amended by that First Amendment to Second Lien Pledge Agreement, dated April 2, 2008, and (iii) Third Lien Pledge Agreement, dated as of

April 30, 2009; each by and among Seller, as the pledgor, the Company, as the pledged company, and Morgan Stanley Senior Funding, Inc., as the lender, each as amended, amended and restated, supplemented or otherwise modified from time to time.

“NB Acquisition” means NB Acquisition LLC, a New Jersey limited liability company, and a direct, wholly owned Subsidiary of the Company.

“Non-Income Taxes” means any Taxes other than Income Taxes.

“Organization” means a Person other than a natural person. Organization includes corporations (both non-profit and other corporations), partnerships (both limited and general), joint ventures, limited liability companies, trusts and unincorporated associations.

“Organizational Documents” means a Person’s charter, articles of organization, certificate of incorporation, certificate of formation, limited liability company agreement, partnership agreement, by-laws or other similar organizational documents, as applicable.

“Person” means any natural person or Organization.

“Post-Closing Straddle Period” means the portion of any Straddle Period beginning immediately after the Closing Date.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, in the case of any Straddle Period, the Post-Closing Straddle Period.

“Pre-Closing Straddle Period” means the portion of any Straddle Period ending on and including the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, in the case of any Straddle Period, the Pre-Closing Straddle Period.

“Prime Rate” means the average of the daily Prime Rate (expressed as a rate per annum) published in The Wall Street Journal for each of the days in the applicable period.

“Prior Agreement” means that certain Purchase and Sale Agreement, dated as of September 22, 2010, as amended from time to time, by and among Seller, Purchaser and, to the limited extent set forth therein, DeSanctis.

“Project” means the beachfront resort casino development known as Revel that is under construction on approximately 19.5 acres of land in the City of Atlantic City, New Jersey, including the “Project” as defined in the Redevelopment Agreement.

“Redevelopment Agreement” means that certain Redevelopment Agreement, dated November 8, 2007, by and between the City of Atlantic City, the City Council of the City of Atlantic City and the Company, as amended from time to time.

“Revel Entertainment” means Revel Entertainment, LLC, a New Jersey limited liability company, and a direct, wholly owned Subsidiary of the Company.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means, collectively, the Securities Act, the Exchange Act, the Investment Advisers Act, the Investment Company Act, the Sarbanes-Oxley Act and any state securities and “blue sky” laws.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser prior to the execution and delivery of this Agreement.

“Seller Group” means Morgan Stanley and its Subsidiaries including, without limitation, Seller (other than the Company and any of the Company Subsidiaries).

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person).

“Support Letters” means, collectively, those certain letters, dated May 2, 2006 from Morgan Stanley to the Housing Authority and Urban Redevelopment Agency of the City of Atlantic City, as amended from time to time.

“Tax” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, conveyance, transfer, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Benefit” means the Tax effect of any item of loss, deduction or credit or any other item which decreases Taxes paid or payable or increases tax basis, including any interest with respect thereto or interest that would have been payable but for such item. For purposes of determining the amount and timing of any Tax Benefit, the Person that is or would be the recipient of the Tax Benefit shall be deemed to pay Tax at the highest marginal rate in effect in the taxable period such Tax Benefit is realized or utilized and shall be deemed to realize or utilize any Tax Benefit in the first taxable period that such Tax Benefit may be realized or utilized under the Law.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes.

“Ventura AC” means Ventura AC LLC, a New Jersey limited liability company, f/k/a MS Atlantic City, LLC, and a direct, wholly owned Subsidiary of Ventura NJ.

“Ventura Holdings” means Ventura Holdings, Inc., a Delaware corporation and an indirect, wholly owned Subsidiary of Morgan Stanley.

“Ventura NJ” means Ventura Holdings NJ, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Ventura Holdings.

“Ventura Opportunities” means Ventura Opportunities, LLC, a Delaware limited liability company, f/k/a MS Gaming Opportunities, LLC, and a direct, wholly owned Subsidiary of Ventura NJ.

Section 1.2 Other Defined Terms. The following terms shall have the meanings ascribed to them in the corresponding Sections set forth below:

Defined Terms	Section

Agreement	Preamble
Bankruptcy and Equity Exceptions	3.2
Closing	2.3(a)
Closing Date	2.3(a)
Commitment Amount	4.5
Company	Recitals
Company Required Regulatory Approvals	3.4
Confidential Information	5.3(a)
Covered Transaction	5.9
Current Policies	5.5(a)
Damages	5.5(a)
Delayed Closing	2.3(a)
DeSanctis	Preamble
Financing Commitments	4.5
Interests	Recitals
Interim Funding Amounts	5.11
Limited Guaranty	2.3(c)(vi)
Offering Documents	5.3(d)
Pre-Closing Reorganization	5.12
Prohibitive Order	7.1(b)

Defined Terms	Section

Project Contracts	3.12
Purchase	2.1
Purchaser	Preamble
Purchaser Indemnified Party	9.1(b)
Purchaser Indemnifying Party	9.1(a)
Purchaser Representation Claim	9.1(b)
Purchaser Required Regulatory Approvals	4.4
Qualified Intermediary	10.2
Representatives	5.3(a)
Seller	Preamble
Seller CA	5.3
Seller Indemnified Party	9.1(a)
Seller Indemnifying Party	9.1(b)
Seller Pre-Closing Contest	6.2(b)
Seller Representation Claim	9.1(a)
Seller Tax Item	6.5(b)
Subsequent Loss	6.6(d)
Termination Date	8.1(c)
Third Party Claim	9.2(b)
Transfer Taxes	6.4

Section 1.3 Interpretation and Rules of Construction. (a) The words “herein,” “hereof,” “hereto” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) Whenever the words “include,” “includes” or “including” appear, they shall be read to be followed immediately by the words “without limitation” or words having similar import.

(c) Both the word “Dollars” and the symbol “$” mean United States Dollars.

(d) The use of the word “or” is not intended to be exclusive unless otherwise expressly indicated.

(e) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(f) References to the Preamble or a specific Recital, Article, Section or Exhibit shall refer, respectively, to the Preamble and the specific Recital, Article, Section or Exhibit of this Agreement.

(g) References to a Person shall also be references to its successors and permitted assigns.

(h) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(i) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement, unless otherwise defined therein.

(j) The parties hereto have participated jointly in drafting and negotiating this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision hereof.

ARTICLE II

SALE AND PURCHASE

Section 2.1 Sale and Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller (or a Person designated by Seller) shall (a) first, cause the Company (or a Person designated by Seller) to sell, transfer and deliver all the issued and outstanding Revel AC Interests to Purchaser, and (b) thereafter, sell, transfer and deliver all the issued and outstanding Interests to Purchaser, in each case free and clear of any Liens other than those arising from any acts of Purchaser or its Affiliates, and Purchaser shall purchase, acquire and accept all the issued and outstanding Interests and Revel AC Interests from Seller and the Company (or, in each case, a Person designated by Seller) (the “Purchase”).

Section 2.2 Purchase Consideration. At the Closing:

(a) First, in consideration for the sale and transfer of all the issued and outstanding Revel AC Interests by the Company (or a Person designated by Seller) to Purchaser, Purchaser shall pay to Seller (or a Person designated by Seller) an aggregate amount in cash equal to $27,765,823, by wire transfer of immediately available funds to an account or accounts designated by Seller to Purchaser in writing no later than two (2) Business Days prior to the Closing Date; and

(b) Thereafter, in consideration for the sale and transfer of all the issued and outstanding Interests by Seller (or a Person designated by Seller) to Purchaser:

(i) Purchaser shall pay to Seller (or a Person designated by Seller) an aggregate amount in cash equal to (A) $2,234,177 plus (B) any Interim Funding Amounts, by wire transfer of immediately available funds to an account or accounts designated by Seller to Purchaser in writing no later than two (2) Business Days prior to the Closing Date;

(ii) [Reserved];

(iii) Purchaser shall deliver a duly executed copy of the AC Release to Seller; and

(iv) Purchaser shall deliver a duly executed copy of the Assignment and Assumption Agreement to Seller.

Section 2.3 Closing. (a) Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Purchase (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, New York, New York 10019 at 10:00 a.m. (Eastern Time) no later than the seventh (7th) Business Day following the date on which all of the conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied at the Closing but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, or at such other location, time or date as may be agreed upon in writing by the parties hereto (the date on which the Closing occurs, the “Closing Date”); provided, that on a one-time basis, Seller may, at its election and by written notice to Purchaser at least three (3) Business Days prior to the then-scheduled Closing Date, defer the Closing Date by up to (but not more than) twenty (20) days (such deferred Closing, a “Delayed Closing”). In the event that Seller causes a Delayed Closing as contemplated by this Section 2.3, all references in this Agreement to the Closing (except the references in the preceding sentence) shall be deemed references to the Delayed Closing and the Closing Date shall be deemed to occur on the date on which the Delayed Closing occurs.

(b) At the Closing, in addition to the deliveries provided for in Section 2.2, Purchaser shall deliver, or cause to be delivered, to Seller the following:

(i) the certificate to be delivered by Purchaser pursuant to Sections 7.3(a) and 7.3(b);

(ii) the Amended Revel LLC Agreement, duly executed by the requisite parties thereto;

(iii) true and complete copies of the Financing Commitments;

(iv) the Assignment and Assumption Agreement, duly executed by Purchaser; and

(v) such other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement.

(c) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i) the Amended Revel LLC Agreement, duly executed by the requisite parties thereto;

(ii) the certificate to be delivered by Seller pursuant to Sections 7.2(a) and 7.2(b);

(iii) [Reserved];

(iv) written resignations of each member of the board of directors (or similar decision making body) of the Company and each of the Company Subsidiaries, effective as of the Closing, other than DeSanctis;

(v) the Assignment and Assumption Agreement, duly executed by Seller or any of its Affiliates that are party thereto;

(vi) a duly executed certificate of Seller, dated as of the Closing Date, certifying that Seller is not a foreign Person within the meaning of Section 1445(f)(3) of the Code, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B); and

(vii) such other documents and instruments as may be reasonably required to consummate the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser, except as set forth in the applicable sections and subsections of the Seller Disclosure Schedule, as follows:

Section 3.1 Organization. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, the Company and each Company Subsidiary is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite limited liability company or corporate, as applicable, power and authority to own, lease, develop and operate the Project and to carry on its business as presently conducted. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, (i) a correct and complete copy of the Organizational Documents of the Company and each Company Subsidiary, as amended to the date of this Agreement, has been made available to Purchaser, and (ii) each such Organizational Document is in full force and effect.

Section 3.2 Authorization of Transaction; Binding Obligation. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, Seller has the requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, this Agreement has been duly executed and delivered by Seller, and, assuming the due authorization, execution and delivery by Purchaser, constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights and to general equitable principles, whether considered in a proceeding in equity or at law (collectively, the “Bankruptcy and Equity Exceptions”).

Section 3.3 Non-Contravention. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, the execution, delivery and performance of this Agreement by Seller does not, and the consummation of the transactions contemplated hereby will not, constitute or result in (a) a breach or violation of the Organizational Documents of the

Company or any of the Company Subsidiaries, (b) a breach or violation of, a termination (or right of termination) or default (or an event that with notice or lapse of time or both would become a default) under, the creation or acceleration of any obligations under, the creation of a Lien on any of the assets of the Company or any of the Company Subsidiaries pursuant to, or the necessity of obtaining any consent, waiver or approval with respect to, any Contract, lease, permit, franchise or other instrument or obligations applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets or (c) assuming compliance with the matters referred to in Section 3.4, conflict with or violate any Law to which the Company or any of the Company Subsidiaries, or any of their respective properties or assets, is subject, or any Company Governmental Authorization, except, in the case of clauses (b) and (c), for any such breach, violation, termination, default, creation, necessity, acceleration or conflict that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect (it being agreed that, in the case of clause (c), in determining whether such breach, violation, termination, default, creation, necessity, acceleration or conflict is reasonably likely to have a Material Adverse Effect, the words “any action by any AC Authority or other Governmental Authority in connection with the Project, including the matters set forth in the Seller Disclosure Schedule” shall be disregarded).

Section 3.4 Governmental Approvals. Except for filings with, and approvals by, the AC Authorities (collectively, the “Company Required Regulatory Approvals”), to the Knowledge of Seller and except as Known by Purchaser as of the date hereof, no notices, reports or other filings are required to be made by Morgan Stanley, or any Ventura Entity or, except as Known by Purchaser as of the date hereof, Seller, the Company or any of the Company Subsidiaries with, nor are any Governmental Authorizations required to be obtained by the Company or any of the Company Subsidiaries from, any Governmental Authority in connection with the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement, except for those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect (it being agreed that in determining whether such breach, violation, termination, default, creation, necessity, acceleration or conflict is reasonably likely to have a Material Adverse Effect, the words “any action by any AC Authority or other Governmental Authority in connection with the Project including the matters set forth in the Seller Disclosure Schedule” shall be disregarded).

Section 3.5 Title to the Interests. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, Seller is the sole legal and beneficial owner of all issued and outstanding Interests, free and clear of any Liens except for the MSSF Pledges. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, Seller is not party to any option, warrant, purchase right or other Contract (other than this Agreement) that could require Seller to sell, transfer or otherwise dispose of, or subject to any Lien except for the MSSF Pledges, the Interests or any other capital stock or equity interest in the Company or any Company Subsidiary. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, Seller is not a party to any voting trust, proxy or other agreement or understanding (other than this Agreement) with respect to the voting of the Interests or any other capital stock or equity interest in the Company, or any Company Subsidiary. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, upon execution and delivery of the Amended Revel LLC Agreement by the requisite parties thereto, Seller’s legal and beneficial ownership interest in and to the Interests will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its Affiliates, and Seller will not have any continuing right, title or interest in or to the Interests.

Section 3.6 Capitalization. (a) To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, except for the Interests, there are no issued or outstanding shares of capital stock or other equity interest or voting security in the Company as of the date of this Agreement. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, there are no issued or outstanding bonds, debentures, notes or other Indebtedness of the Company, having the right to vote, or convertible into or exercisable or exchangeable for securities having the right to vote, on any matters that the Company’s shareholders may vote on. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, the Interests have been duly authorized, are validly issued, fully paid and nonassessable, are not subject to any right of first refusal, preemptive right or subscription right and were not issued in violation of the Organizational Documents of the Company.

(b) To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, there are no direct or indirect Subsidiaries of the Company other than the Company Subsidiaries. Section 3.6(b) of the Seller Disclosure Schedule sets forth, for each of the Company Subsidiaries, to the Knowledge of Seller and except as Known by Purchaser as of the date hereof, (i) its name and jurisdiction of organization, (ii) the number of shares of capital stock or other equity interest in such entity that are authorized, and (iii) the number of shares or other equity interest in such entity that were issued and outstanding as of the date of this Agreement, the names of the holders thereof and the number of shares or other equity interest held by each such holder. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, all issued and outstanding shares of capital stock or other equity interest in each of the Company Subsidiaries have been duly authorized, are validly issued, fully paid and nonassessable, are not subject to any right of first refusal, preemptive right or subscription right and, to the Knowledge of Seller and except as Known by Purchaser as of the date hereof, were not issued in violation of the Organizational Documents of such entity. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, except as set forth in Section 3.6(b) of the Seller Disclosure Schedule, there are no issued or outstanding shares of capital stock or other equity interest or voting security in any Company Subsidiary as of the date of this Agreement. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, there are no issued or outstanding bonds, debentures, notes or other Indebtedness of any Company Subsidiary, having the right to vote, or convertible into or exercisable or exchangeable for securities having the right to vote, on any matters that the shareholders of such Person may vote on.

(c) To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, there are no options, warrants or other securities authorized, issued or outstanding, calls, purchase rights, subscription rights, exchange rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind, to which the Company or any Company Subsidiary is a party or by which it is bound, (i) obligating the Company or any of the Company Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interest in, or any security convertible into or exchangeable or exercisable for any capital stock or other equity interest in, or any contractual rights containing any equity features

(including stock appreciation, “phantom” stock, profit participation or similar rights) with respect to, the Company or any of the Company Subsidiaries, or (ii) obligating the Company or any of the Company Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, Contract or undertaking. To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Company Subsidiaries.

(d) To the Knowledge of Seller and except as Known by Purchaser as of the date hereof, the Company and the Company Subsidiaries do not own, directly or indirectly, any capital stock, limited liability company or partnership interest, joint venture interest or other equity interest in any other Person.

Section 3.7 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from Purchaser in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any member of the Seller Group, or, to the Knowledge of Seller and except as Known by Purchaser as of the date hereof, the Company or any of the Company Subsidiaries.

Section 3.8 Litigation. Except as set forth in Section 3.8 of the Seller Disclosure Schedule, (i) to the Knowledge of Seller and except as Known by Purchaser as of the date hereof, there are no Actions or Governmental Orders pending or threatened in writing against the Company or any of the Company Subsidiaries and (ii) no member of the Seller Group other than Seller has received any written notice (other than a notice also sent to Seller or the Company or one of its Subsidiaries) of any Action or Governmental Order pending or threatened against Seller or any of its Subsidiaries.

Section 3.9 Tax Returns and Payments. To the Knowledge of Seller and except as known by Purchaser as of the date hereof, the Company has timely paid all material Non-Income Taxes required to be paid on or before the due date thereof (with extensions). To the Knowledge of Seller and except as known by Purchaser as of the date hereof, the Company has not incurred any material liability for Non-Income Taxes other than with respect to the conduct of its business in the ordinary course. To the Knowledge of Seller and except as known by Purchaser as of the date hereof, the Company has not executed any waiver of an applicable statute of limitations with respect to Non-Income Taxes. To the Knowledge of Seller and except as known by Purchaser as of the date hereof, the Company has neither received nor is aware of any written inquiries, examinations, or audits with respect to any Tax Returns for Non-Income Taxes. To the Knowledge of Seller and except as known by Purchaser as of the date hereof, there are no Liens for Taxes upon any of the assets of the Company except for Taxes that are not yet due and payable or being contested in good faith as shown on Section 3.9 of the Seller Disclosure Schedule.

Section 3.10 Permits. No member of the Seller Group other than Seller has received written notice (other than a notice also sent to Seller or the Company or one of its Subsidiaries) that the Company or any of its Subsidiaries is in default in any material respect under any of franchises, permits, licenses or other similar authority the lack of which could reasonably be expected to have a Material Adverse Effect.

Section 3.11 Assumed Contracts. To the Knowledge of Seller, the Assumed Contracts are valid, binding and in full force and effect. Except as set forth on Section 3.11 of the Seller Disclosure Schedule, to the Knowledge of Seller, no member of the Seller Group other than Seller has received any written notice (other than a notice also sent to Seller or the Company or one of its Subsidiaries) that any party thereunder is in material breach or default under any Assumed Contract. No member of the Seller Group other than Seller has received any written notice (other than a notice also sent to Seller or the Company or one of its Subsidiaries) of the intention of any party to terminate any Assumed Contract. Complete and correct copies of all Assumed Contracts and amendments thereto have been made available to Purchaser by Seller.

Section 3.12 Contracts. To the Knowledge of Seller, except for the Contracts set forth on Annex A attached hereto (which Annex has been prepared by Purchaser) and the Contracts set forth on Section 3.12 of the Seller Disclosure Schedule (collectively, the “Project Contracts”), no member of the Seller Group other than the Seller, nor, except as Known by Purchaser as of the date hereof, Seller, the Company or any of the Company Subsidiaries, has entered into any Contract relating to the Project that will obligate the Company or any Company Subsidiary to perform all or any portion of such Contract after the Closing or create or have the potential to create any material Liability for the Company or any of the Company Subsidiaries after the Closing. No member of the Seller Group other than Seller has given or received any written notice (other than a notice also sent to Seller, the Company or one of its Subsidiaries) that any party thereunder is in material breach or default under any Project Contracts. To the Knowledge of Seller, no member of the Seller Group other than Seller has given or received any written notice (other than a notice also sent to Seller, or the Company or one of its Subsidiaries) of the intention of any party to terminate any Project Contract. To the Knowledge of Seller, complete and correct copies of all Project Contracts not set forth in Annex A have been made available to Purchaser by Seller.

Section 3.13 [Reserved].

Section 3.14 Compliance with Laws. Except as set forth on Section 3.14 of the Seller Disclosure Schedule, no member of the Seller Group other than Seller has received any written notice (other than a notice also sent to Seller or the Company or one of its Subsidiaries) that the Company or any of the Company Subsidiaries are not in material compliance with all applicable Laws affecting the assets or properties owned or used by the Company or the Company Subsidiaries, or the business or operations of the Company or the Company’s Subsidiaries. No member of the Seller Group other than Seller has received any written notice (other than a notice also sent to Seller or the Company or one of its Subsidiaries) that the Company or any of the Company Subsidiaries have been charged with violating, or threatened in writing with a charge of violating, in each case, in any material respect, any applicable Law relating to any of its assets or properties or any aspect of their respective businesses.

Section 3.15 Indebtedness. With the exception of the Intercompany Indebtedness, and except for any Indebtedness described on Section 3.15 of the Seller Disclosure Schedule, to the Knowledge of Seller, neither the Company nor any of the Company Subsidiaries have incurred or have any remaining obligations to repay any Indebtedness nor is the Company nor any of the Company Subsidiaries responsible as a guarantor of any Indebtedness incurred by another party.

Section 3.16 [Reserved].

Section 3.17 Purchaser’s Representations and Warranties. Seller represents and warrants that as of the date hereof it does not have any Knowledge of any breach of the representations or warranties made by Purchaser.

Section 3.18 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement, neither Seller, the Company or any of the Company Subsidiaries nor any other Person makes any other express or implied representation or warranty on behalf of any of such Persons with respect to any of such Persons, the Project or the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

Section 4.1 Organization. Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Purchaser has the requisite limited liability company or corporate, as applicable, power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business (where such concept exists) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Purchaser to consummate the transactions contemplated by this Agreement. A correct and complete copy of the Organizational Documents of Purchaser, as amended to the date of this Agreement, have been provided to Morgan Stanley, and each such Organizational Document is in full force and effect.

Section 4.2 Authorization of Transaction; Binding Obligation. Purchaser has the requisite limited liability company or corporate, as applicable, power and authority and has taken all limited liability company or corporate, as applicable, action necessary to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery by Purchaser, constitutes a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to the Bankruptcy and Equity Exceptions.

Section 4.3 Non-Contravention. The execution, delivery and performance of this Agreement by Purchaser does not, and the consummation of the transactions contemplated hereby and thereby will not, constitute or result in (a) a breach or violation of the Organizational Documents of Purchaser, or (b) a breach or violation of, a termination (or right of termination) or default (or an event that with notice or lapse of time or both would become a default) under, the creation or acceleration of any obligations under, the creation of a Lien on any of the assets of Purchaser pursuant to, or the necessity of obtaining consent, waiver or approval with respect to, any Contract, lease, permit, franchise or other instrument or obligations applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets, or (c) assuming compliance with the matters referred to in Section 4.4, conflict with or violate any Law or Governmental Authorization to which Purchaser or any of its properties or assets is subject, except, in the case of clauses (b) and (c), for any such breach, violation, termination, default, creation, necessity, acceleration or conflict that is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Purchaser to consummate the transactions contemplated by this Agreement.

Section 4.4 Governmental Approvals. Except for filings with, and approvals by, the AC Authorities (collectively, the “Purchaser Required Regulatory Approvals”), to the Knowledge of Purchaser, no notices, reports or other filings are required to be made by Purchaser with, nor are any Governmental Authorizations required to be obtained by Purchaser from, any Governmental Authority in connection with the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Purchaser to consummate the transactions contemplated by this Agreement.

Section 4.5 Availability of Funds. At the Closing, Purchaser will have received binding debt and/or equity commitments subject to customary terms and conditions regarding the availability thereof, in form and substance reasonably and in good faith acceptable to Morgan Stanley or its designee, in an aggregate principal face amount of at least the full completion budget of the Project including hard and soft cost, capitalized interest and a customary contingency, which is estimated to be approximately $1.144 billion (the “Commitment Amount”) from Persons with financial resources to perform such commitments (collectively, the “Financing Commitments”). As of the Closing, Purchaser shall have delivered to Morgan Stanley or its designee true and complete copies of the Financing Commitments, each of which shall be in full force and effect, and legal, valid and binding obligations of Purchaser and, to the knowledge of Purchaser, the other parties thereto. Each Financing Commitment that is an equity commitment shall provide that Seller may rely on such commitment as a third party beneficiary from and after the Closing. At the Closing, Purchaser will have the resources to pay the amounts payable pursuant to Sections 2.2(a) and (b).

Section 4.6 Investment Intent. Purchaser is acquiring the Interests solely for its own account, solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of applicable Securities Laws.

Section 4.7 Litigation. There are no Actions or Governmental Orders pending or, to Purchaser’s Knowledge, threatened in writing against Purchaser, except for those that are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Purchaser to consummate the transactions contemplated by this Agreement.

Section 4.8 Access. Purchaser is an informed and sophisticated purchaser that is, and has engaged expert advisers that are, experienced in the valuation and purchase of stock,

property and assets such as the Interests as contemplated hereby. Purchaser has reviewed the assets, books, records and Contracts of the businesses of the Company and the Company Subsidiaries and has met with officers and other representatives of Seller and the Company for the purpose of investigating and obtaining information regarding the Company’s and the Company Subsidiaries’ operation of their respective businesses and its financial and legal affairs in order to enable Purchaser to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby.

Section 4.9 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from any member of the Seller Group in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 4.10 Seller’s Representations and Warranties. Purchaser represents and warrants that as of the date hereof it does not have any Knowledge of any breach of the representations or warranties made by Seller.

Section 4.11 [Reserved].

Section 4.12 Contracts. Immediately prior to the Closing, all construction and construction-related Contracts associated with the Project either shall have been amended pursuant to suspension change orders in a form to be agreed upon by Morgan Stanley or its designee and Purchaser or shall have been terminated (with customary lien waivers received by the Company), so that, as of the Closing, Morgan Stanley or its designee shall be reasonably satisfied that as of the Closing the Company and its Affiliates do not have any liability to any contractor or supplier.

Section 4.13 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of any of such Persons with respect to any of such Persons, the Project or the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of the Company and its Subsidiaries. (a) From the date of this Agreement until the Closing, except as (A) Purchaser may otherwise consent, (B) expressly permitted by this Agreement, (C) set forth in Section 5.1(a) of the Seller Disclosure Schedule, (D) may be required to prevent a termination of Seller within the meaning of Section 708(b) of the Code, or (E) required by applicable Laws, Governmental Orders or the AC Agreements, Seller will cause each of the Company and the Company’s Subsidiaries not to:

(i) adopt or propose any change in its Organizational Documents;

(ii) merge or consolidate itself with any other Person, or restructure, reorganize or completely or partially liquidate itself;

(iii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, (x) any equity interest in the Company or the Company Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any equity interest in the Company or the Company Subsidiaries, or (z) any options, calls, warrants or other rights to acquire any equity interest in the Company or the Company Subsidiaries or such convertible, exchangeable or exercisable securities;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to its capital stock (except for dividends or other distributions paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company);

(v) (x) make or rescind any election relating to Non-Income Taxes of the Company or any Company Subsidiary, (y) settle or compromise any material Non-Income Tax liability or amend any Tax Returns in respect of Non-Income Taxes of the Company or any Company Subsidiaries or (z) adopt or change any material method of Tax accounting in respect of Non-Income Taxes of the Company or any Company Subsidiary;

(vi) make or commit to make any capital expenditures relating to the Project or any Capital Project other than those (a) expenditures that have been committed or agreed to by Seller and/or its Affiliates on or before December 31, 2010 but not yet funded or (b) requested or required by any Governmental Authority;

(vii) change the Company’s or any Company Subsidiary’s methods of accounting as in effect as of the date hereof, except as required by GAAP;

(viii) revalue any of the significant assets of the Company or any Company Subsidiaries;

(ix) invest funds of the Company or any Company Subsidiaries in any other Person, other than (a) investments required to be made pursuant to any Project Contract to which the Company or any Company Subsidiaries is a party or (b) in connection with a capital expenditure otherwise permitted pursuant to this Section 5.1;

(x) fail to use all commercially reasonable efforts to maintain in full force and effect insurance coverage substantially similar to insurance coverage maintained on the date hereof;

(xi) enter into or agree to enter into any material Contract to which the Company or any Company Subsidiaries is a party or amend, modify, renew, extend or terminate any Contract to which the Company or any of the Company Subsidiaries is a party, or cancel, modify or waive any material debts or claims or waive any material rights held by it thereunder;

(xii) subject to Section 5.9, propose to, authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing; or

(xiii) take any action, or make any election, which could cause the Company or the Company Subsidiaries to cease to be disregarded entities for U.S. federal income Tax purposes or New Jersey income Tax purposes.

Section 5.2 Cooperation; Approvals and Consents; Notification. (a) Subject to the terms and conditions set forth in this Agreement, Seller and Purchaser shall cooperate with each other and use (and shall cause their respective Affiliates to cooperate with each other and use) their respective reasonable best efforts in good faith to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate as promptly as practicable the transactions contemplated by this Agreement, including (i) to prepare and file as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from or renewed with any third party and any Governmental Authority (including the Company Required Regulatory Approvals and the Purchaser Required Regulatory Approvals), in each case in order to consummate as promptly as practicable the transactions contemplated by this Agreement, and (ii) to furnish as promptly as practicable all information to any Governmental Authority in connection with obtaining the Company Required Regulatory Approvals and the Purchaser Required Regulatory Approvals as such information may be required by any Governmental Authority; provided, however, that in no event shall Seller or any of its Subsidiaries be required to pay, prior to the Closing, any fee, penalty or other consideration, or incur any Liability, to obtain any consent, approval or waiver required for the consummation of transactions contemplated hereby under any Contract other than de minimis amounts or amounts that are advanced or simultaneously reimbursed by Purchaser; and provided further, that notwithstanding the foregoing, the Purchaser shall have the sole and absolute right to accept or reject a commitment for debt or equity financing for any reason or for no reason and in no event will the provisions of this Section 5.2 require the Purchaser to accept any commitment for debt or equity financing from any Person.

(b) Subject to applicable Law, privileges and Governmental Orders, Seller and Purchaser shall permit counsel for the other party or its Representative reasonable opportunity to review in advance and, to the extent practicable, consult with the other on, and consider in good faith the views of the other in connection with, all of the information relating to Purchaser, Seller, the Company or any of their respective Subsidiaries, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights, each of Seller and Purchaser shall act reasonably and as promptly as practicable. Seller and Purchaser each shall, upon request by the other, subject to legal limitations and instructions of any Governmental Authority, furnish the other with all information concerning itself, its Affiliates, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the statement, filing, notice or application made by or on behalf of Purchaser, Seller or the Company or any of their respective Affiliates to any Governmental Authority in connection with the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained in this

Agreement, Seller and its Affiliates shall not be required to make available or disclose to Purchaser any information relating to regulatory or compliance matters involving Seller and its Affiliates (other than the Company and its Subsidiaries) that does not arise from or relate to this Agreement or the transactions contemplated hereby and thereby.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 5.2(a), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Purchaser and Seller shall use its reasonable best efforts in good faith to resolve any such objections or Actions so as to permit consummation of the transactions contemplated by this Agreement as promptly as reasonably practicable and, in furtherance of the foregoing, shall become subject to, consent and agree to, and otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, order to sell, hold separate and otherwise dispose of, and to conduct, restrict, operate, invest and otherwise change the assets or business of the Company or any Company Subsidiary in any manner unless such action would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(d) In the event that any Action is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Purchase or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Purchaser and Seller shall cooperate in all respects with each other and use its respective reasonable best efforts in good faith to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e) In furtherance and not in limitation of the covenants of the parties contained in Section 5.2(a), Purchaser hereby agrees to use its commercially reasonable efforts, as promptly as practicable after the date hereof, (i) to obtain the AC Release on behalf of Seller as of the Closing Date, (ii) to avoid any action or proceeding by any AC Authority challenging the consummation of the transactions contemplated hereby, (iii) to make or cause to be made all necessary filings, and thereafter make or cause to be made any other required submissions with respect to this Agreement and the transactions contemplated hereby, as may be required by the AC Authorities and (iv) to schedule and attend (or cause to be scheduled and attended) any hearings or meetings with the AC Authorities as may, in Purchaser’s reasonable judgment, be necessary to obtain the AC Release.

(f) Subject to applicable Laws, privileges and Governmental Orders, Seller and Purchaser each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with (i) copies of notices or other communications received by it or any of its Affiliates from any Governmental Authority with respect to the transactions contemplated by this Agreement, and (ii) any understanding, undertaking or agreement (whether oral or written) that it or any of its Affiliates proposes to make or enter into with any Governmental Authority with respect to the transactions contemplated by this Agreement. Neither Purchaser nor Seller shall permit any of its officers or any other representatives or agents to participate in any material meeting or discussion, either in person or by telephone or other electronic means, with any Governmental Authority in connection with the Purchase or the AC Agreements unless it consults with the other (and, in the case of consultation with Seller, Morgan Stanley or its Representative) in advance and, to the extent permitted by such Governmental Authority, gives the other or its Representative the reasonable opportunity to attend and participate.

(g) From the date hereof until the Closing Date, each of Purchaser and Seller shall promptly notify the other of (i) any change or fact of which it is aware that will or is reasonably expected to result in any of the conditions set forth in Article VII becoming incapable of being satisfied and (ii) any material breach of this Agreement by the other of which it is aware (which notice shall be delivered reasonably prior to the commencement by such party of any action contemplated by Section 10.7).

Section 5.3 Access; Confidentiality. (a) Subject to applicable Laws, privileges and Governmental Orders, Seller shall, and shall cause the Company and each of its Subsidiaries to, during the period from and after the date hereof until the Closing, upon reasonable advance notice, (i) afford Purchaser and its directors, officers, managers (or similar function), members, employees, counsel, financial advisors and other agents (collectively, “Representatives”) reasonable access, during normal business hours, to the employees, independent contractors, representatives, agents, properties, books and records (with respect to Tax records, only to the extent such information is directly related to the Company or any of the Company Subsidiaries), Contracts and other documents of or pertaining to the Company or any of the Company Subsidiaries; provided that Purchaser shall not contact or have any discussions with any of the Company’s or any of its Subsidiaries’ employees, independent contractors, representatives or agents (other than the Company’s or its Subsidiaries’ executive officers, senior management or financial or legal advisors), unless in each case Purchaser informs Seller and Morgan Stanley reasonably in advance and provides Seller or its Representative a reasonable opportunity to observe such discussions, (ii) furnish to Purchaser such financial data and other information relating to the Company and its Subsidiaries as Purchaser may reasonably request, and (iii) instruct the appropriate employees, independent contractors, representatives and agents of the Company and the Company Subsidiaries to cooperate reasonably with Purchaser and its Representatives in connection with the foregoing; provided, however, that, in each case, such access, furnishing of information and cooperation shall not (x) unreasonably disrupt the Company’s and its Subsidiaries’ operations, (y) require the Company or any of its Subsidiaries to disclose any information of the Company or any of its Subsidiaries to the extent that the disclosure thereof may result in the loss of attorney-client privilege or (z) require Seller or any of its Affiliates (including the Company and its Subsidiaries) to disclose any proprietary information of or regarding Seller or its Affiliates (excluding the Company or any of its Subsidiaries) that is unrelated to the transactions contemplated by this Agreement. All requests for information made pursuant to this Section 5.3(a) shall be directed to Edward S. King at Morgan Stanley or other Persons designated by Seller. Purchaser agrees that the information provided pursuant to this section and other confidential information of the Seller or any of its Subsidiaries (including the Company) that has been or shall be made available to Purchaser or its Representatives (the “Confidential Information”) will be kept confidential and will not be disclosed to any person other than Purchaser’s Representatives and potential financing sources of

Purchaser that have signed a confidentiality agreement with Seller or another member of the Seller Group substantially in the form attached hereto as Exhibit C (a “Seller CA”) and who (i) need to know such information for the sole purpose of evaluating and executing the Purchase and (ii) are informed by Purchaser of the confidential nature of such information. Purchaser agrees that it will be responsible for any breach of this covenant by its Representatives (other than its attorneys and accountants) (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy Seller may have against Purchaser’s Representatives with respect to such breach). Purchaser shall not, and shall cause its Representatives not to, knowingly or willfully use any information obtained pursuant to this Section 5.3(a) (as well as any other information provided to Purchaser or any of its Representatives by or on behalf of Seller, the Company or the Company’s Subsidiaries prior to the date hereof) for any purpose unrelated to the transactions contemplated by this Agreement.

(b) From and after the Closing, Purchaser shall and shall cause its Representatives to, upon reasonable notice, (i) furnish to Seller and its Representatives such information relating to the Company and the Company Subsidiaries as Seller may reasonably request, including in connection with any required regulatory filings, responses or reports required by any Law or Governmental Order and (ii) make available to Seller and its Representatives the directors, officers and employees of the Company and the Company Subsidiaries as Seller may reasonably request to cooperate with Seller in connection with the foregoing. After the Closing, Purchaser shall cause the Company and the Company Subsidiaries to preserve such information and the Company Books and Records for at least seven (7) years after the Closing Date.

(c) Seller shall provide Purchaser and its Representatives with access to the Company Real Property for the purpose of conducting, at Purchaser’s sole cost and expense, physical and environmental inspections, sampling and testing (including Phase I examinations), zoning and land use investigations and surveys of the Company Real Property; provided, however, that (i) that any such inspections, sampling and testing shall be reasonably acceptable to Seller and implemented in a manner that does not unreasonably disrupt the operations of the Company or any of the Company Subsidiaries, (ii) that the Purchaser shall cause any properties subject to any inspection, sampling or testing to be restored to substantially the same condition as existed prior to such inspection, sampling or testing, and (iii) that the Purchaser shall indemnify, defend and hold harmless Seller, the Company, the Company Subsidiaries and their respective Affiliates and Representatives from and against any personal injury or property damage claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting from any such inspections, sampling and testing, except to the extent that such claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) arise or result from the gross negligence or willful misconduct of Seller, the Company, the Company Subsidiaries or any of their respective Affiliates and Representatives (other than those who are affiliated with Purchaser).

(d) Prior to the Closing, Seller shall and shall cause Morgan Stanley, the Company and each of the Company Subsidiaries to (i) provide such information, assistance and cooperation as Purchaser may reasonably request in connection with any offering or financing in connection with the transactions contemplated hereby, including assisting with the preparation of information packages, Rule 144A offering memoranda, prospectuses, registration statements and the like (collectively, “Offering Documents”), (ii) upon reasonable prior notice and without undue disruption to the Company’s business, use commercially reasonable efforts to make senior management and other representatives of the Company and its Subsidiaries available to participate in the preparation of any Offering Documents or related materials and (iii) request from the present and former independent accountants of the Company and the Company Subsidiaries that they (A) cooperate with and assist Purchaser in preparing financial statements with respect to the Company and the Company Subsidiaries for inclusion by Purchaser in any Offering Documents, (B) assist in drafting sessions related to the preparation of any Offering Documents as requested by the Purchaser, (C) make work papers available to Purchaser and their respective representatives (subject to Purchaser entering into any agreements reasonably required or requested by the accountants in connection with the provision of such work papers), (D) deliver “comfort-letters” in customary form in connection with any offering or financing if requested by Purchaser, and (E) deliver consents to the inclusion of financial statements required in connection with any Offering Documents. Neither Seller, Morgan Stanley, the Company nor any of the Company Subsidiaries shall be required to incur any out-of-pocket expense in connection with any action contemplated by this Section 5.3(d) unless such expense is advanced or simultaneously reimbursed by Purchaser. Purchaser shall indemnify and hold harmless Morgan Stanley, Seller and its Affiliates and their respective directors, officers and managers (or equivalent), members, employees, agents, successors and assigns from and against any and all Losses suffered or incurred by them and any claims made against them in connection (1) with any action taken by them at the request of Purchaser pursuant to this Section 5.3(d) or (2) any information utilized in connection therewith (other than information provided by Morgan Stanley, any member of the Seller Group), and this indemnification shall survive termination of this Agreement. Seller hereby covenants and agrees that the information to be supplied by Morgan Stanley or any member of the Seller Group prior to Closing pursuant to Section 5.3(d) shall not contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in such information not false or misleading, or omit to state any material fact necessary to correct any statement in any information previously provided pursuant to this Section 5.3(d) which has become false or misleading.

Section 5.4 Public Announcements. Neither Purchaser nor DeSanctis shall, or shall cause or permit any of their respective Affiliates or Representative to, issue any press release, make any public announcement, statement or comment, provide any information or comment to the media (other than “no comment”) or respond to any question in a public forum relating to this Agreement, the transactions contemplated hereby, the Project or any related matter without in each case first obtaining the written consent of Seller. If any such press release or public announcement, statement or comment by Purchaser or DeSanctis is required to be issued or made by applicable Law or court process, then Seller shall not unreasonably withhold or delay its consent thereto and if Seller shall withhold or delay its consent then Purchaser may issue a press release or make a public announcement containing only such information which Purchaser or DeSanctis are advised by counsel is legally required. Members of the Seller Group (other than Seller) and their respective Representatives shall be permitted issue press releases, make public announcements, statements or comments, provide information to the media and respond to questions in a public forum in their sole discretion.

Section 5.5 Director and Officer Liability. (a) From and after the Closing, Purchaser shall cause the Company and the Company Subsidiaries to, to the maximum extent permitted by Law, indemnify and hold harmless (including by advancing funds for expenses) (i) the present and former officers, directors and managers (or equivalent) of the Company or any of the Company Subsidiaries, from and against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation in each case initiated by a party other than such present or former officer, director or manager (or equivalent), whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Closing, including the approval of this Agreement and the transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement; and (ii) such Persons from and against any and all Damages arising out of acts or omissions in connection with such Persons serving as an officer, director or manager (or equivalent) or other fiduciary of the Company or any of the Company Subsidiaries if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries. Purchaser shall, or shall cause the Company to, obtain prior to the Closing “tail” insurance policies with a claims period of at least six (6) years from the Closing with respect to directors’ and officers’ liability insurance with terms as are no less favorable in the aggregate than those of the directors’ and officers’ liability insurance maintained as of the date hereof by Seller and the Company (the “Current Policies”); provided that, in satisfying such obligation, neither Purchaser nor the Company, as applicable, shall be obligated to pay premiums per annum in excess of 300% of the aggregate per annum amount that Seller and the Company paid for such coverage under the Current Policies in the last full year prior to the date hereof.

(b) This Section 5.5 is intended to be for the benefit of, and shall be enforceable by, present or former directors, officers or managers (or equivalent) of the Company or the Company Subsidiaries, their respective heirs and personal representatives and shall be binding on Purchaser, the Company and the Company Subsidiaries, and their respective successors and assigns. In the event that any of Purchaser, the Company or the Company Subsidiaries, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person (including by dissolution), then, and in each such case, the successors and assigns of such Person, shall assume and honor the obligations set forth in this Section 5.5.

(c) The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any such present or former director, officer or manager (or equivalent) is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company Subsidiaries, or their respective officers, directors and managers (or equivalent) and employees, it being understood and agreed that the indemnification provided for in this Section 5.5 is not prior to or in substitution for any such claims under any such policies.

Section 5.6 Prior Releases. The parties acknowledge and agree that this Agreement does not revoke or supersede the releases set forth in Section 5.8 and Section 8.2(b) of the Prior Agreement, which remain in full force and effect.

Section 5.7 Settlement of Intercompany Indebtedness. Except as may otherwise be agreed upon in writing by Purchaser and Seller, at or prior to the Closing, Seller shall cause all Intercompany Indebtedness, whether or not currently due or payable, to be settled in full, cancelled, forgiven, or terminated (in each case, without any Liability to Purchaser or any of its Affiliates including without limitation, after the Closing, the Company and its Subsidiaries) such that as of the Closing there will be no Intercompany Indebtedness and full releases and discharges reasonably satisfactory to Purchaser from any such Intercompany Indebtedness and any and all liens of any type associated therewith, including without limitation those associated with the MSSF Pledges, shall be granted to the Company and each of the Company Subsidiaries.

Section 5.8 [Reserved].

Section 5.9 Other Transactions. (a) Except as expressly permitted by this Agreement, from and after the date hereof, until the earlier of the Closing or the date that this Agreement is terminated pursuant to Article VIII, neither Seller nor the Company shall, nor shall they cause or permit their respective Subsidiaries, Affiliates and Representatives to, consummate any transaction involving a recapitalization, transfer, issuance or other disposition or refinancing, whether through a sale of assets, stock, merger, public offering or otherwise, of all or part of the Company or any of its Subsidiaries or assets (other than with Purchaser regarding the transactions contemplated by this Agreement) (a “Covered Transaction”). Notwithstanding anything in this Agreement to the contrary, including Section 5.1, Seller, the Company or any of their respective Subsidiaries, Affiliates and Representatives shall not be prohibited from, or limited or restricted in their right to, solicit, initiate, encourage (including by way of furnishing information), negotiate, enter into an agreement regarding or take any other action that could reasonably be expected to lead to a Covered Transaction so long as none of such Persons consummate such Covered Transaction prior to the earlier of the Closing or the date that this Agreement is terminated pursuant to Article VIII.

(b) The parties acknowledge and agree that, if the Closing does not occur and this Agreement is terminated pursuant to Article VIII (whether before or after the Termination Date), Seller and its Affiliates shall be permitted to consummate a Covered Transaction with any Person without regard to Section 5.9(a). Neither Purchaser nor DeSanctis shall, nor shall they cause or permit their respective Subsidiaries, Affiliates and Representatives to, enter into any agreement, arrangement or other understanding, whether written or oral, that would impede or prohibit any potential financing source of Purchaser or other Person from engaging in discussions or negotiations with, entering into an agreement with respect to, or (after the date, if any, on which this Agreement is terminated pursuant to Article VIII) consummating a Covered Transaction with Seller or any of its Subsidiaries or Affiliates.

Section 5.10 Reserved.

Section 5.11 Interim Payments. Any and all amounts Funded by Seller and its Affiliates to the Company or any of the Company Subsidiaries from and after the date hereof

(“Interim Funding Amounts”) shall be reimbursed to Seller at Closing pursuant to the closing adjustment set forth in Section 2.2(b)(i)(B). The parties acknowledge and agree that nothing set forth in this Section 5.11 or otherwise set forth herein shall require any member of the Seller group to Fund any amounts to the Company or any of the Company Subsidiaries; provided, however, that Seller shall, and shall cause its Affiliates to, subject to the reimbursement of the Interim Funding Amounts at Closing, fund any amounts as may be or may become required to cause the Company and the Company Subsidiaries to (i) maintain their corporate existence in good standing; (ii) maintain in effect all of their presently existing insurance coverage; (iii) preserve intact their business organization, goodwill and the confidentiality of trade secrets, keep available to them the services of current officers and employees and preserve their present material business relationships with their collaborators, suppliers and other persons with which the Company has material business relations; and (iv) in all material respects conduct their business in the ordinary course.

Section 5.12 Pre-Closing Reorganization Transactions. Notwithstanding anything in this Agreement to the contrary, prior to the Closing, at Seller’s request the Company shall (i) cause Revel Atlantic City to distribute to the Company all the assets and liabilities owned by Revel Atlantic City other than title to any “classified real property”, as defined in Section 18:16A-1.1 of the New Jersey Administrative Code, that it may own, and (ii) contribute to Revel Atlantic City title to any “classified real property”, as defined in Section 18:16A-1.1 of the New Jersey Administrative Code, that it may own (the “Pre-Closing Reorganization”). The parties shall cooperate in good faith in connection with the implementation of the Pre-Closing Reorganization and any additional transactions as may be required to minimize the amount of Transfer Taxes imposed in connection with the Purchase. Notwithstanding Section 6.4, all Transfer Taxes that would not have been incurred but for the Pre-Closing Reorganization shall be borne by the Seller. Seller shall have the option, in its sole discretion, upon prior written notice to Purchaser, to (i) cause the Company to sell the interests in one or more of the Company Subsidiaries to Purchaser prior to the sale of the Interests, (ii) sequence the sale and purchase of interests in the Company Subsidiaries (if any) and the sale of the Interests as it deems appropriate and (iii) determine the allocation of the aggregate purchase consideration payable by Purchaser among the interests in the Company Subsidiaries and the Interests for purposes of Section 2.2; provided, however, that none of the requested transactions or changes shall (x) prevent the completion of the Purchase, or (y) affect or modify in any respect the aggregate amount of consideration payable by Purchaser. Any allocation of the aggregate purchase consideration shall (i) be consistent with the Allocation Framework, and (ii) reflect the purchase consideration allocated to the assets owned by each Company Subsidiary and the Company.

Section 5.13 Intellectual Property. Seller acknowledges and agrees that the Purchase of the Interests shall include all Company Intellectual Property. Within five (5) days after the Closing, Seller shall stop any and all uses of Company Intellectual Property in any form and shall change its name to a name that is not similar to any Revel trademark.

ARTICLE VI

TAX MATTERS

Section 6.1 Tax Indemnities. (a) Seller shall be responsible for and shall indemnify and hold Purchaser and its Affiliates harmless from and against (i) Excluded Taxes and (ii) all Transfer Taxes for which Seller is responsible under Section 6.4; provided, however, that Seller shall not be liable for, and shall not be required to indemnify or hold Purchaser or any of its Affiliates harmless from or against, any Taxes that arise from or in connection with any transactions involving the Company or any of the Company Subsidiaries on the Closing Date after the Closing.

(b) In the case of Taxes imposed on Seller on a periodic basis, or otherwise measured by the level of any item, and that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the Pre-Closing Straddle Period shall be deemed to be the amount of such Taxes for the entire Straddle Period, multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and the denominator of which is the number of days in the entire Straddle Period.

(c) Payment by an indemnifying party of any amount due under this Section 6.1 shall be made within fifteen (15) Business Days following written notice by the indemnified party that payment of related Taxes to the appropriate Governmental Authority is due; provided that each of Seller and Purchaser shall not be required to make any payment earlier than five (5) Business Days before the related Taxes are due to the appropriate Governmental Authority. In the case of a Tax that is being contested, payment of the Tax to the appropriate Governmental Authority shall be considered to be due no earlier than the date a final determination to such effect is made by the appropriate Governmental Authority.

(d) Purchaser shall be responsible for and shall indemnify and hold Seller and its Affiliates and their respective directors, managers (or equivalent), members, officers, employees, agents, successors and assigns harmless from and against (i) any Taxes of, imposed upon or relating to the Seller or the Company or any of its Subsidiaries, other than Excluded Taxes; and (ii) all Transfer Taxes for which Purchaser is responsible under Section 6.4.

Section 6.2 [Reserved].

Section 6.3 Tax Cooperation. Notwithstanding anything to the contrary contained herein (a) Seller and Purchaser shall provide each other, upon request, as promptly as practicable, with such cooperation and information as either of them may reasonably request of the other (and Purchaser shall cause the Company and its Subsidiaries to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, making any Tax election, determining a liability for Taxes or a right to a refund of Taxes, participating in or conducting any audit or other proceeding in respect of Taxes, or effectuating the like-kind exchange contemplated in Section 10.12. Such reasonable cooperation and information sharing shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by Governmental Authorities (but such information sharing may be denied to the extent necessary to preserve any relevant privilege which may be applicable). Seller and Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 6.3. Any information obtained under this Section 6.3 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund, in conducting an audit or other proceeding, or in connection with effectuating the like-kind exchange contemplated in Section 10.12. Notwithstanding anything to the contrary contained herein, Purchaser shall not have any access to any books and records, Tax Returns or other information of Seller or its Affiliates that do not relate solely to the Company and its Subsidiaries.

(b) At Seller’s request, Purchaser shall cause the Company and/or any of its Subsidiaries to make and/or join with Seller (or any of its Affiliates) in making any election relating solely to a Pre-Closing Tax Period if the making of such election would not have any adverse impact that is material on the Company or the Company’s Subsidiaries for any Post-Closing Tax Period or on Purchaser.

(c) DeSanctis shall deliver on or prior to the Closing Date to Seller all Tax Returns, together with related work papers and documents, of the Seller for any taxable period beginning before the Closing Date for which the relevant statute of limitation has not expired.

(d) DeSanctis shall deliver as promptly as practicable to Seller a tax basis balance sheet of Seller, the Company and each Company Subsidiary.

Section 6.4 Transfer Taxes. Subject to Section 5.12, all Taxes with respect to all sales, use, registration, transfer, realty transfer, controlling interest transfer, documentary, stamp, value added or similar Taxes, fees and costs (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne equally by Purchaser and Seller. Seller and Purchaser shall cooperate in making all filings, returns, reports and forms, as and when required, to comply with the provisions of any applicable Transfer Tax laws.

Section 6.5 Post-Closing Actions Affecting Tax Liabilities for Pre-Closing and Straddle Periods. (a) Purchaser and its Affiliates shall not (and shall not cause or permit the Company or any of its Subsidiaries to), without the prior written consent of Seller (such consent not to be unreasonably withheld, delayed or conditioned), amend, re-file, revoke or otherwise modify any Tax Return or Tax election relating in whole or in substantial part to the Company or any of its Subsidiaries that was previously filed with any Governmental Authority with respect to any Pre-Closing Tax Period, except to the extent required by applicable law.

(b) Neither Purchaser nor any of its Affiliates shall waive any statute of limitations or agree to any extensions thereof in respect of any Pre-Closing Tax Period without the prior written consent of Seller (such consent not to be unreasonably withheld, delayed or conditioned).

Section 6.6 Tax Treatment. The parties acknowledge that for Tax purposes, the sale of the Interests and the Revel AC Interests pursuant to this Agreement is intended to be treated as a sale by Seller of the assets of the Company and its Subsidiaries to Purchaser (and an

assumption by Purchaser of the liabilities of the Company and its Subsidiaries). The parties agree to treat the transaction for such purposes consistent with such intent and not take any position inconsistent therewith, except as may be required by a Final Tax Determination.

Section 6.7 Allocation of Consideration. Seller and Purchaser agree to allocate the purchase consideration payable pursuant to Section 2.2 among the assets of the Company and its Subsidiaries in a manner that incorporates, reflects and is consistent with Section 6.7 of the Seller Disclosure Schedule (the “Allocation Framework”) for purposes of Section 1060 of the Code or any comparable provision of local, state or foreign Law. No later than fifteen (15) days after the Closing Date, Seller shall deliver to Purchaser an allocation of the purchase consideration paid by Purchaser pursuant to Section 2.2 among the assets of the Company and its Subsidiaries, which allocation shall be reasonable, based on fair market values, consistent with the Code and shall be consistent with the Allocation Framework (the “Proposed Allocation”). No later than thirty (30) days after the Closing Date, Seller and Purchaser shall endeavor to agree on the Proposed Allocation. If Seller and Purchaser fail to agree on such allocation before the date that is thirty (30) days after the Closing Date, each of Seller and Purchaser shall use their respective allocations of the purchase consideration for purposes of filing IRS Form 8595 (or any similar form required to be filed under state, local or foreign Law) provided, however, that except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local or foreign Law), Purchaser and Seller agree to act in accordance with the Allocation Framework for all Tax purposes and that neither of them will (or will permit any of its Affiliates to) take any position inconsistent with the Allocation Framework in any Tax Returns or similar filings (including IRS Form 8594 or any similar form required to be filed under state, local or foreign Law), any refund claim, litigation, or otherwise. Purchaser and Seller each agree to provide the other party with any additional information reasonably required to complete IRS Form 8594 (or any similar form required to be filed under state, local or foreign Law) and with completed copies of such forms.

Section 6.8 Other Tax Matters. (a) Notwithstanding anything to the contrary contained in this Agreement, (i) the covenants and agreements of Seller and Purchaser contained in this Article VI and Section 5.12 shall survive the Closing and shall remain in full force and effect until ninety (90) days after the expiration of the relevant statutes of limitation, and (ii) indemnification for any and all Tax matters, and the procedures with respect thereto, shall be governed exclusively by this Article VI and shall not be governed by Articles IX or X.

(b) Any Tax sharing agreement or arrangement between Seller or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand, shall be terminated, and all payments thereunder shall be settled, immediately prior to the Closing.

(c) The parties hereto agree to treat any indemnity payments from Purchaser to Seller or from Seller to Purchaser pursuant to this Agreement as an adjustment to the purchase price for all Tax purposes, except to the extent otherwise required pursuant to a Final Tax Determination.

(d) Purchaser shall, and shall cause the Company and its Subsidiaries to (i) either (x) retain all Company Books and Records with respect to Tax matters pertinent to the

Company or any of its Subsidiaries relating to any taxable period beginning before the Closing Date until ninety (90) days after the expiration of the statute of limitation of the respective taxable periods, including extensions thereof, or (y) send such Company Books and Records described in (x) above to Seller, and (ii) abide by all record retention agreements entered into with any Governmental Authority and give Seller reasonable written notice prior to transferring, destroying or discarding any such Company Books and Records.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Obligations of Each Party. The respective obligations of each party hereto to effect the Purchase are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Regulatory Approvals. The Company Required Regulatory Approvals and the Purchaser Required Regulatory Approvals shall have been obtained or made and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and shall not have imposed a condition on such approvals that is, individually or in the aggregate, reasonably likely, after the Closing Date, to have or result in a Material Adverse Effect.

(b) No Prohibitive Order. No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and prevents, restrains, enjoins or otherwise prohibits the consummation of the Purchase (a “Prohibitive Order”).

Section 7.2 Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Purchase are subject to the satisfaction or waiver by Purchaser at or prior to the Closing of each of the following further conditions:

(a) Representations and Warranties of Seller. The representations and warranties of Seller set forth in Sections 3.2 and 3.5 of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), and the representations and warranties of Seller other than as set forth in Sections 3.2 and 3.5 of this Agreement shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date). Purchaser shall have received a certificate signed by an executive officer or manager of Seller to the effect that the condition set forth in this Section 7.2(a) has been satisfied.

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it hereunder on or prior to the Closing Date, including all deliveries required to be made pursuant to Article II hereof, and Purchaser shall have received a certificate signed by an executive officer or manager of Seller to such effect.

(c) Interest Purchase Closing. The Interest Purchase Closing (as defined in the Class B PSA) shall have occurred.

Section 7.3 Conditions to Obligations of Seller. The obligations of Seller to effect the Purchase are subject to the satisfaction or waiver by Seller at or prior to the Closing of each of the following further conditions:

(a) Representations and Warranties of Purchaser. The representations and warranties of Purchaser set forth in Sections 4.2, 4.4(a) and 4.5 of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), and the representations and warranties of Purchaser other than as set forth in Sections 4.2, 4.4(a) and 4.5 of this Agreement shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date). Seller shall have received a certificate signed by an executive officer of Purchaser to the effect that the condition set forth in this Section 7.3(a) has been satisfied.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it hereunder on or prior to the Closing Date, including all deliveries required to be made pursuant to Article II hereof, and Seller shall have received a certificate signed by an executive officer of Purchaser to such effect.

(c) Release. The AC Authorities shall have delivered the AC Release to Seller, and the AC Release shall not have been amended, modified or waived and shall be in full force and effect and a legal, valid and binding obligation of the parties thereto.

(d) Funding. Purchaser shall have received the Financing Commitments.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by Seller if all of Purchaser’s financing (as contemplated by Section 4.5) has not been fully priced, with commitments received (subject to final documentation), on or prior to 5:00 p.m. on February 2, 2011;

(c) by Seller if the Closing shall not have occurred on or prior to 5:00 p.m. on February 23, 2011 (the “Termination Date”); provided, however, that Seller is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.2(a) or 7.2(b) not to be satisfied; and provided, further, that in the event Seller has delayed the Closing pursuant to Section 2.3, the Termination Date shall automatically be extended to March 15, 2011;

(d) by either Purchaser or Seller if any Prohibitive Order permanently preventing, restraining, enjoining or otherwise prohibiting the consummation of the Purchase shall have become final and non-appealable;

(e) by Seller if (i) Purchaser has breached in any material respect any representations, warranties, covenants or agreements made by Purchaser in this Agreement or any such representation or warranty shall have become materially untrue after the date of this Agreement, such that the conditions set forth in Section 7.1, 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, has not been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by Seller to Purchaser and (y) the Termination Date; provided, however, that Seller is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.2(a) or 7.2(b) not to be satisfied; or (ii) Purchaser has failed to consummate the Purchase at the Closing pursuant to Section 2.3; or

(f) by Purchaser if (i) Seller has breached in any material respect any representations, warranties, covenants or agreements made by Seller in this Agreement or any such representation or warranty shall have become materially untrue after the date of this Agreement, such that the conditions set forth in Section 7.1, 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, has not been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by Purchaser to Seller and (y) the Termination Date; provided, however, that Purchaser is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.3(a) or 7.3(b) not to be satisfied; or (ii) Seller has failed to consummate the Purchase at the Closing pursuant to Section 2.3.

Section 8.2 Effect of Termination. (a) In the event of a termination of this Agreement pursuant to this Article VIII, this Agreement shall become void and of no effect, with no liability hereunder to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that (x) the provisions of Section 1.3, the confidentiality obligations set forth in Section 5.3(a), the indemnity obligations set forth in Sections 5.3(c) and 5.3(d), Section 5.4, Section 5.6, this Section 8.2 and Article X shall survive any termination of this Agreement; and (y) nothing herein shall relieve any party hereto from any liability or damages to the other party hereto resulting from any willful misconduct or fraud occurring prior to such termination.

(b) If Purchaser fails to effect the Closing, then the sole and exclusive remedy of Seller against DeSanctis, Purchaser and any of Purchaser’s former, current and future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees for any breach, loss or damage shall be to terminate this Agreement; and upon such termination, except as set forth in clauses (x) and (y) of Section 8.2(a), no Person shall have any rights or claims against DeSanctis, Purchaser or Purchaser’s Affiliates or Representatives or any party to the Financing Commitments under this Agreement or under any Financing Commitments, whether at law or equity, in contract, in tort or otherwise, and Purchaser shall not have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Indemnification. (a) Subject to the limitations set forth in this Article IX, Purchaser (the “Purchaser Indemnifying Party”) shall, from and after the Closing Date, indemnify and hold harmless Seller and its Affiliates, directors, officers and managers (or equivalent), members, employees, agents, successors and assigns, including the former managers of Seller and the Company (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against all Losses suffered or incurred by them in connection with, arising out of or resulting from (i) the breach of any of the representations or warranties made in Article IV hereof other than the representations or warranties made in Section 4.2 or Section 4.5 (a “Seller Representation Claim”), (ii) the breach of any of the representations or warranties made in Section 4.2 or Section 4.5, (iii) the post-Closing breach of any covenant, condition or agreement made by DeSanctis or Purchaser in or pursuant to this Agreement, (iv) any Liabilities arising from and after the Closing Date under the Assumed Contracts, (v) any acts or omissions made by or on behalf of the Company or any of the Company Subsidiaries after the Closing and (vi) the fraud or willful misconduct of Purchaser or any of its Affiliates.

(b) Subject to the limitations set forth in this Article IX, Seller (the “Seller Indemnifying Party”) shall, from and after the Closing Date, indemnify and hold harmless DeSanctis, Purchaser and its Affiliates, directors, officers and managers (or equivalent), employees, agents, successors and assigns, (each, a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”) from and against all Losses suffered or incurred by them in connection with, arising out of or resulting from (i) the breach of any of the representations or warranties made in Article III hereof other than the representations or warranties made in Section 3.2, Section 3.5 or Section 3.9 (a “Purchaser Representation Claim”), (ii) the breach of any of the representations or warranties made in Section 3.2 or Section 3.5, (iii) the post-Closing breach of any covenant, condition or agreement made by Seller in or pursuant to this Agreement (other than any covenant, condition or agreement made pursuant to Article VI), and (iv) the fraud or willful misconduct of any member of the Seller Group.

(c) Indemnification for a Seller Representation Claim shall be payable only if and to the extent the aggregate amount of all such Seller Representations Claims exceed $5 million. The maximum amount of indemnifiable Losses that may be recovered from Purchaser pursuant to Sections 9.1(a)(i) and 9.1(a) (iii) shall be an amount equal to $50 million in the aggregate.

(d) Indemnification for a Purchaser Representation Claim shall be payable only if and to the extent the aggregate amount of all such Purchaser Representation Claims exceed $5 million. The maximum amount of indemnifiable Losses that may be recovered from Seller pursuant to Sections 9.1(b)(i) and 9.1(b)(iii) shall be an amount equal to $50 million in the aggregate.

(e) No Seller Indemnifying Party shall be required to indemnify any Purchaser Indemnified Party under Section 9.1(b) for any Loss resulting from an inaccurate representation made by Seller in Article III hereof if Purchaser had Knowledge of that inaccuracy before the Closing.

(f) No Purchaser Indemnifying Party shall be required to indemnify any Seller Indemnified Party under Section 9.1(a) for any Loss resulting from an inaccurate representation made by Purchaser in Article IV hereof if Seller had Knowledge of that inaccuracy before the Closing.

Section 9.2 Notice of Loss; Third Party Claims. (a) Other than with respect to any Third Party Claim that is provided for in Section 9.2(b), an Indemnified Party shall give the Indemnifying Party notice of any matter that an Indemnified Party has determined has given rise to a right of indemnification under this Article IX including reasonably detailed facts and circumstances pertaining thereto, as promptly as possible but in any event, on or before the first anniversary of the Closing Date, except that any claim for indemnification under Section 9.1(a)(ii), 9.1(a)(iii), 9.1(a)(iv), 9.1(a)(v), 9.1(b)(ii), 9.1(b)(iii) or 9.1(b)(iv) may be made without limitation as to time; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment against it from any third party that may give rise to a claim for Losses under this Article IX (each, a “Third Party Claim”), within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled, to the extent permitted by applicable Law, to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice, if it promptly (at least ten (10) days before a response to such Third Party Claim is due) gives notice of its intention to do so to the Indemnified Party, and if it so elects, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, but the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided, however, that the Indemnifying Party shall not be entitled to assume and control the defense of a Third Party Claim brought by or involving a Governmental Authority (provided that (i) the Indemnified Party shall, to the extent practicable, consult with the Indemnifying Party with respect to such defense of a Third Party Claim which is indemnifiable hereunder brought by or involving a Governmental Authority, (ii) the Indemnified Party shall not settle or compromise or enter into any judgment relating to, or pay or permit to pay, any such Third Party Claim, without the prior written consent of the Indemnifying Party which consent shall not be unreasonably withheld, and (iii) if the Indemnifying Party shall have admitted that it has a duty to fully indemnify any Indemnified Party with respect to a Third Party Claim pursuant to this Article IX and such Indemnifying Party has requested the Indemnified Party take over the defense and such Indemnified Party does elect to assume the defense of such Third Party Claim, such Indemnified Party shall use diligent and good faith efforts in its defense of such Third Party Claim).

(c) Notwithstanding the foregoing, if the actual or potential defendants in, or targets of, such Third Party Claim include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that there are or are reasonably likely to be legal defenses available to it that are different from or additional to those available to the Indemnifying Party or that there exists or is reasonably likely to exist a conflict of interest, in either case that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim; provided that the Indemnified Party shall use diligent and good faith efforts in such defense.

(d) The Indemnified Party shall cooperate with the Indemnifying Party in the defense and settlement of any Third Party Claim which is indemnifiable hereunder and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.

(e) If the Indemnifying Party does not assume control over the defense of any Third Party Claim which is indemnifiable hereunder as provided in Section 9.2(a), then the Indemnified Party shall have the right to defend such Third Party Claim, and the portion of any such Third Party Claim as to which the defense by the Indemnified Party is unsuccessful (and the reasonable costs and expenses pertaining to such defense) shall be a liability of the Indemnifying Party hereunder; provided that if the Indemnifying Party shall have admitted that it has a duty to fully indemnify any Indemnified Party with respect to a Third Party Claim pursuant to this Article IX and such Indemnifying Party has requested the Indemnified Party take over the defense and such Indemnified Party does elect to assume the defense of such Third Party Claim, such Indemnified Party shall use diligent and good faith efforts in its defense of such Third Party Claim and not settle or compromise such Third Party Claim without obtaining the prior written consent of the Indemnifying Party. The Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party has been entered against the Indemnified Party for such Third Party Claim.

(f) The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim of which it has assumed control as provided in Section 9.2(b), without the consent of any Indemnified Party; if and only if the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or judgment, (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s businesses, (iii) obtain, as a condition of any settlement or judgment or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim, and (iv) ensure that such settlement or judgment does not include any admission of wrongdoing or misconduct on the part of the Indemnified Parties.

Section 9.3 Adjustments. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person (other than any Affiliate of such recipient), net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, (including the amount of such proceeds received by the Indemnified Party or any of its Affiliates after payment has been made by the Indemnifying Party to the Indemnified Party pursuant to this Article IX) shall be deducted, and to the extent of the amount of any such proceeds that is received by the Indemnified Party or any of its Affiliates after payment has been made by the Indemnifying Party to the Indemnified Party pursuant to this Article IX and has not been deducted from the calculation of the Losses, such amount shall be paid by the Indemnified Party to the Indemnifying Party as promptly as practicable. No Indemnifying Party shall be entitled to seek recovery against an Indemnified Party, its Affiliates or its Representatives pursuant to any theory of subrogation, contribution or otherwise of any Losses payable to such an Indemnified Party.

Section 9.4 Exclusive Remedy. Except for (x) a party’s right to specific performance under this Agreement, or (y) as otherwise provided in this Agreement, (a) this Article IX shall be the exclusive remedy of the Seller following the Closing for any Losses arising out of the matters subject to indemnification pursuant to Section 9.1, and (b) Morgan Stanley, Seller, Purchaser and DeSanctis each hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than with respect to willful misconduct or fraud) it may have against the other parties hereto, arising under or based upon any Law or Governmental Order, with respect to the matters subject to indemnification pursuant to Section 9.1 other than the right to seek indemnity pursuant to this Article IX or in the case of the Purchaser, to pursue its right to enforce the Limited Guaranty.

ARTICLE X

MISCELLANEOUS

Section 10.1 Notices. All notices, requests and other communications to any party hereto hereunder shall be in writing (including electronic facsimile transmission) and shall be given by delivery in person, by an internationally recognized overnight courier service, or by facsimile or certified mail (postage prepaid, return receipt requested) to such party hereto at the following addresses (or at such other address or electronic facsimile number for a party hereto as shall be specified in a notice given in accordance with this Section 10.1):

(a)	if to Purchaser, to:

Revel Acquisition, LLC

1301 Atlantic Avenue, Suite 200

Atlantic City, New Jersey 08401

Attn: Kevin G. DeSanctis

with a copy to:

Brown Rudnick LLP

One Financial Center

Boston, Massachusetts 02110

Attention: Paul C. Laudano, Esq.

Facsimile No.: (617) 856-8201

(b)	if to Seller or Morgan Stanley, to:

Morgan Stanley

1585 Broadway

New York, New York 10036

Attention: General Counsel

Facsimile No.: (212) 761-0331

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Robin Panovka, Esq.

David M. Silk, Esq.

Facsimile No.: (212) 403-2000

(c)	If to DeSanctis, to:

Kevin G. DeSanctis

c/o Revel Holding, LLC

1301 Atlantic Avenue, Suite 200

Atlantic City, New Jersey 08401

with a copy to:

Brown Rudnick LLP

One Financial Center

Boston, Massachusetts 02110

Attention: Paul C. Laudano, Esq.

Facsimile No.: (617) 856-8201

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day. Otherwise, any such notice, request or other communication shall be deemed not to have been received until the next succeeding Business Day.

Section 10.2 Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party hereto against whom the waiver is to be effective. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof, preclude any other or further exercise thereof or the exercise of any other right.

Section 10.3 Survival. Except as otherwise set forth in this Section 10.3, the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing for a period of twelve (12) months thereafter, except that the representations and warranties in Section 3.9 related to Taxes shall not survive the Closing. The representations and warranties in Sections 3.2 and 3.5 and 4.2 and 4.5 shall survive indefinitely. Notwithstanding the foregoing, any claim for indemnification regarding any representation or warranty sought under Article IX shall survive the time at which such representation or warranty shall terminate pursuant to this Section 10.3, if notice of such claim for indemnification shall have been given pursuant to the provisions of Article IX prior to the expiration date of such representation or warranty set forth in this Section 10.3.

Section 10.4 Expenses. Except as otherwise set forth in this Agreement, all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with this Agreement or the transactions contemplated hereby and thereby shall be paid by the party incurring such costs or expenses, whether or not the Closing shall have occurred; provided, however, that each of Seller and Purchaser shall pay fifty percent (50%) of the costs (including filing or registration fees) incurred in connection with the preparation of all applications, notices and filings to all Governmental Authorities.

Section 10.5 Assignment. This Agreement may not be assigned by a party hereto by operation of Law or otherwise without the express written consent of the other party hereto; provided, however, that Purchaser may collaterally assign at Closing any of its rights or interests hereunder to any provider of debt financing to Purchaser in connection with Purchaser’s consummation of the transactions contemplated hereby, and may assign any of its rights or interests or delegate its obligations hereunder, to any Affiliate of Purchaser; and provided, further, that Seller may assign its rights and obligations hereunder to a Qualified Intermediary; and provided, further that no such assignment or delegation shall relieve Purchaser or Seller from any of its agreements and obligations hereunder. Any purported assignment or delegation not in compliance with the provisions of this Agreement is void.

Section 10.6 Governing Law; Jurisdiction; Waiver of Jury Trial. (a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to the conflict of laws rules thereof.

(b) All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the State of Delaware; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any state court sitting in the State of Delaware. Consistent with the preceding sentence, the parties hereto hereby (i) submit to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

(c) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.6(c).

Section 10.7 Specific Performance. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage may be caused for which money damages would not be an adequate remedy. Accordingly, each party hereto agrees that, in addition to any other available remedies, each other party shall be entitled to seek to enforce specifically the terms and provisions of this Agreement and, if such specific enforcement is granted by a court of competent jurisdiction, Purchaser and DeSanctis may also seek a reasonable extension of time under the Purchase Agreement if the applicable court determines that such extension is required for Seller to comply with the covenants the court has determined were breached or otherwise to address such lack of performance or breach, or an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law. Notwithstanding the foregoing, the parties hereto hereby acknowledge that Seller’s sole and exclusive remedy with respect to the failure by Purchaser to effect the Closing shall be the remedy set forth in Section 8.2(b).

Section 10.8 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. The electronic facsimile transmission of any signed original counterpart of this Agreement shall be deemed to be the delivery of an original counterpart of this Agreement.

Section 10.9 Entire Agreement; Severability. (a) This Agreement, the Amended Revel LLC Agreement, the Limited Guaranty, the Seller Disclosure Schedule, the Class B PSA and the Class B Limited Guaranty constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties hereto with respect to the subject matter hereof.

(b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 10.10 Disclosure Schedules. There may be included in the Seller Disclosure Schedules items and information, the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or to one or more covenants contained in Article V. Inclusion of such items or information in the Seller Disclosure Schedule shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or is reasonably likely to result in a Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement. Matters reflected in the Seller Disclosure Schedule are not necessarily limited to the matters required by this Agreement to be disclosed in the Seller Disclosure Schedule. The Seller Disclosure Schedule sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the items or information in such section of the Seller Disclosure Schedule relates; provided, however, that any information set forth in one section or subsection pertaining to representations, warranties and covenants of the Seller Disclosure Schedule shall be deemed to apply to each other section or subsection thereof pertaining to representations, warranties and covenants to the extent that it is reasonably apparent on its face from a reading of such disclosure that it is relevant to such other sections or subsections of the Seller Disclosure Schedule.

Section 10.11 No Third Party Beneficiaries. Except as expressly provided in Sections 5.5 and Article IX, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person other than Purchaser, Seller, DeSanctis and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.12 Section 1031 Transaction. The parties acknowledge and agree that Seller intends to assign to an exchange facilitator, qualified intermediary, exchange accommodation titleholder or similar entity (a “Qualified Intermediary”) its rights and obligations hereunder to facilitate a transaction or transactions which are intended to qualify for treatment by the Seller as a tax-deferred like-kind exchange pursuant to the provisions of Section 1031 of the Code. Purchaser and DeSanctis agree to cooperate in good faith with Seller in its efforts to facilitate such an exchange.

Section 10.13 Actions by Seller.

(a) Notwithstanding anything herein to the contrary: (a) Purchaser and DeSanctis agree that they shall not, and shall not permit their Affiliates and Representatives to, cause Seller to undertake any action that could reasonably be expected to cause Seller to breach or violate this Agreement, and no such breach or violation or other breach or violation caused by Purchaser or DeSanctis or any of their respective Affiliates and Representatives (including for this purpose the other employees of the Seller, the Company and their respective Subsidiaries and the other holders of Class B Membership Interests in the Seller) shall give rise to any right or remedy of Purchaser or DeSanctis (or eliminate or restrict any right or remedy of Seller) hereunder; (b) any communication made by Purchaser or DeSanctis to Seller pursuant to this Agreement shall simultaneously be made to Morgan Stanley or one of its designees (including Guy Metcalfe, Edward S. King, Edgar Sabounghi or Michael T. Quinn); and (c) Seller shall not grant any consent or approval, make any determination, as to the acceptability of any document or otherwise, designate any Person or exercise any termination right or other right hereunder unless such action is authorized by the Board of Managers of Seller, and any purported consent or approval given, determination or designation made or action taken in violation of this clause is void. This Agreement has been duly executed and delivered by DeSanctis, and, assuming the due authorization, execution and delivery by DeSanctis, constitutes a valid and binding agreement of DeSanctis,

(b) The parties acknowledge and agree that nothing set forth herein shall be deemed to waive, modify or limit in any way the Current Revel LLC Agreement or any of the provisions thereof (including those regarding the oversight of Revel’s business and its officers by its Board of Managers).

[SIGNATURE PAGE FOLLOWS THIS PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

REVEL HOLDING, LLC

By:	/s/ Michael T. Quinn
Name: Michael T. Quinn
Title:

REVEL ACQUISITION, LLC

By:	/s/ Kevin G. DeSanctis
	Name:	Kevin G. DeSanctis
	Title:	Manager

KEVIN G. DESANCTIS, with respect to Section 5.4, Section 5.6, Article VI, Article IX and Section 10.13 only

/s/ Kevin G. DeSanctis